Filed Pursuant to Rule 253(g)(2)

File No. 024-11298

REALTYMOGUL APARTMENT GROWTH REIT, INC.

SUPPLEMENT NO. 30 DATED APRIL 24, 2024

TO THE OFFERING CIRCULAR DATED DECEMBER 30, 2022

This document supplements, and should be read in conjunction with, the offering circular of RealtyMogul Apartment Growth REIT, Inc. (“we,” “our,” “us” or the “Company”), dated December 30, 2022 (the “Offering Circular”), as supplemented. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to:

●	update our net asset value per share as of March 31, 2024; and
●	update our plan of operation.

Net Asset Value Per Share as of March 31, 2024

On April 23, 2024, our board of directors approved an estimated net asset value (“NAV”) per share of our common stock of $9.75 as of March 31, 2024. This NAV per share will be effective until updated by us on or about June 30, 2024, or within a commercially reasonable time thereafter, unless updated by us prior to that time.

Our NAV per share is calculated by the internal accountants or asset managers of Realty Mogul, Co. at the end of each fiscal quarter. The NAV per share calculation as of March 31, 2024 reflects the total value of our assets minus the total value of our liabilities, divided by the number of shares outstanding as of March 31, 2024.

As with any methodology used to estimate value, the methodology employed by Realty Mogul, Co.’s internal accountants or asset managers is based upon a number of estimates and assumptions about future events that may not be accurate or complete. Further, different parties using different assumptions and estimates could derive a different NAV per share, which could be significantly different from our calculated NAV per share. Our NAV will fluctuate over time and does not represent: (i) the price at which our shares would trade on a national securities exchange, (ii) the amount per share a shareholder would obtain if he, she or it tried to sell his, her or its shares or (iii) the amount per share shareholders would receive if we liquidated our assets and distributed the proceeds after paying all our expenses and liabilities. See the section of the Offering Circular, as supplemented, captioned “Risk Factors ‒ There can be no assurance that our NAV per share will be accurate on any given date particularly in light of COVID-19 pandemic.”

As previously disclosed, our offering price per share equals our most recently announced NAV per share. Accordingly, effective April 24, 2024, the offering price per share is $9.75, our NAV per share as of March 31, 2024. As previously disclosed, the price per share pursuant to our distribution reinvestment plan will equal our most recently announced NAV per share and any repurchases of shares made pursuant to our share repurchase program will be made at the most recent NAV per share (less any applicable discounts, as set forth in the Offering Circular). The price per share pursuant to our distribution reinvestment plan is $9.75 and repurchases of shares made pursuant to the share repurchase program will be made at $9.75.

Plan of Operation

The following information supplements the section of our Offering Circular captioned “Plan of Operation – Results of Operations”:

As of April 23, 2024, the aggregate value of the properties owned by or underlying loans and other investments made by us was approximately $263 million. Since inception, the aggregate value of the properties owned by or underlying loans and other investments made by us was approximately $427 million. The aggregate value of all underlying properties in RealtyMogul Apartment Growth REIT, Inc. is based on the most recent internal valuations as of the end of the fiscal quarter upon which our most recently announced NAV per share is based pursuant to our valuation policies; provided, however, the aggregate value of any preferred equity investments is based on the most recent purchase price of the asset and the value of properties underlying investments acquired since the most recent NAV per share was announced are based on the most recent purchase prices. As with any methodology used to estimate value, the methodology employed by our affiliates’ internal accountants or asset managers is based upon a number of estimates and assumptions about future events that may not be accurate or complete. For more information, see the “Description of Our Common Stock – Valuation Policies” section of our Offering Circular, a copy of which can be found here: https://www.sec.gov/Archives/edgar/data/1699573/000149315222036864/form253g2.htm.

The following information supplements the section of our Offering Circular captioned “Plan of Operation –Acquisitions”:

Villas del Sol I & II – Plano, Texas

As previously disclosed, on January 9, 2018, we acquired an interest in a joint-venture equity investment in connection with the acquisition and renovation of Villas del Sol I & II, 1950 and 1971 built, garden-style apartment communities in the downtown submarket of Plano, Texas (the “Property”).

In connection with this equity investment, the special purpose entity that issued equity to us will pay a disposition fee in the amount of 1.0% of the gross sales price of the Property to our manager, RM Adviser, LLC.

On December 22, 2023, the Property was sold. As a result of the business plan for the renovation of the Property, since the Property’s acquisition, 67 of the 156 units have been renovated with new flooring, appliances, backsplash, and lighting packages. The exterior and common area improvements were also completed, including an updated leasing office, new gazebos, the addition of BBQ grills, an upgraded laundry room, and an upgraded soccer court.

The Property was originally acquired for $10,500,000, or $67,308 per unit, and was sold for $19,350,000, or $124,038 per unit, reflecting an 84.3% increase in property value. The initial underwriting projected a property-level internal rate of return (“IRR”) of 23.6%, a 2.6x equity multiple and 12.0% average cash-on-cash return throughout a 5-year hold period. The Property achieved approximately a 38.8% property-level IRR, a 3.5x equity multiple and 14.3% average cash-on-cash return over the 6.0-year hold period.

In connection with the sale of the Property, a disposition fee was paid to RM Adviser in the amount of $193,500.